BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



11 May 2005




05008290

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH. D.C.
202
SECTION

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 May 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH. D.C.
202
SECTION

BAA

News release

Embargoed until 0700 hrs 11 May 2005

BAA announces 0.8% increase in April 2005 traffic figures

BAA's seven UK airports handled 11.5 million passengers in April, an increase of 0.8% on the same month last year. The lower than usual growth was primarily the result of the early Easter. Underlying growth, calculated by combining March and April figures to eliminate the Easter timing effect, was 4.2%.

Despite the Easter effect, the only major area to show a decline in April compared to the same month last year, was the short haul charter market (-21%). European scheduled traffic was up 1.8%, North Atlantic traffic was unchanged, while Other Long Haul routes continued a trend of strong growth with a 6.9% gain. Domestic services attracted 1% more passengers.

All the airports were impacted by the early Easter. Heathrow dipped 0.8% while Gatwick recorded a gain of 0.5%, helped by growing low cost services and new long haul routes. Stansted gained 3.4%, while new routes and additional frequencies at Southampton enabled a 19.5% increase. At BAA's three Scottish airports a combined increase of 2.9% was recorded. Edinburgh recorded a 3.9% increase, Glasgow 0.7%, and Aberdeen 5.8%.

BAA's airports handled 2.7% more air transport movements in April, while cargo tonnage was 4.6% higher than a year ago.

For further information on BAA plc see www.baa.com

- Ends -



Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com




BAA

Media enquiries:	**Duncan Bonfield, BAA plc**	**tel + 44 (0) 207 932 6831**
City enquiries:	**Sarah Hunter, BAA plc**	**tel + 44 (0) 207 932 6692**

BAA

BAA Traffic Summary : April 2005

Terminal Passengers (000s)	Month	% Change*	12 months to April 05	% Change**
Heathrow	5,573.0	-0.8	67,610.5	4.0
Gatwick	2,438.1	0.5	32,018.6	5.9
Stansted	1,759.4	3.4	21,225.7	7.0
London Area Total	**9,770.5**	**0.2**	**120,854.9**	**5.0**
Southampton	145.7	19.5	1,573.7	12.0
Glasgow	641.1	0.7	8,617.5	5.3
Edinburgh	688.3	3.9	8,071.6	5.7
Aberdeen	232.2	5.8	2,702.2	6.2
Scottish Total	**1,561.6**	**2.9**	**19,391.3**	**5.6**
BAA Total	**11,477.9**	**0.8**	**141,819.8**	**5.2**

Air Transport Movements	Month	% Change*	12 months to April 05	% Change**
Heathrow	39,096	1.4	470,084	1.6
Gatwick	19,724	4.7	245,983	4.6
Stansted	14,584	-1.1	176,636	0.4
London Area Total	**73,404**	**1.7**	**892,703**	**2.2**
Southampton	3,619	19.7	38,558	8.8
Glasgow	7,438	0.7	93,527	4.7
Edinburgh	9,765	1.9	112,747	3.8
Aberdeen	7,382	9.3	84,868	7.1
Scottish Total	**24,585**	**3.7**	**291,142**	**5.0**
BAA Total	**101,608**	**2.7**	**1,222,403**	**3.0**

Cargo (Metric Tonnes)	Month	% Change*	12 months to April 05	% Change**
Heathrow	108,058	3.1	1,326,740	7.5
Gatwick	17,869	-3.0	215,596	-3.8
Stansted	21,490	22.5	232,459	10.7
London Area Total	**147,417**	**4.7**	**1,774,795**	**6.4**
Southampton	18	-18.2	257	-15.5
Glasgow	569	1.8	8,663	41.6
Edinburgh	2,251	-0.5	28,139	7.3
Aberdeen	321	14.2	3,914	10.9
Scottish Total	**3,141**	**1.2**	**40,716**	**13.5**
BAA Total	**150,576**	**4.6**	**1,815,768**	**6.5**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of April 2004

** compared to the twelve months to April 2004

BAA

Market Comparison: April 2005

Market	*BAA Total April 04 (000s)*	*BAA Total April 05 (000s)*	*% Change*
Domestic	2,247	2,270	1.0
Eire	531	558	5.1
European Scheduled	4,607	4,692	1.8
European Charter*	766	607	-20.8
North Atlantic	1,565	1,565	0.0
Other Long Haul	1,670	1,787	6.9
Total	**11,386**	**11,478**	**0.8**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.